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Exhibit 99.2

news release	[CENTURY ALUMINUM LOGO]

NORANDA AND CENTURY ALUMINUM APPOINT PARVIZ FARSANGI AS PRESIDENT AND GENERAL MANAGER OF GRAMERCY ALUMINA REFINERY AND ST. ANN BAUXITE MINE

        TORONTO, ONTARIO, January 11, 2005 — Noranda Aluminum Inc. and Century Aluminum Inc. announced today the appointment of Parviz Farsangi as President and General Manager of jointly-owned Gramercy Alumina, LLC and St. Ann Bauxite, Ltd.

        Mr. Farsangi will report to the Board of Managers of Gramercy Alumina and St. Ann Bauxite. He will be responsible for the safe and effective operation of both sites and will provide leadership direction in achieving short- and long-term production and financial plans.

        Previously, Mr. Farsangi was General Manager of Falconbridge Limited's Sudbury Mines/Mill business unit where he led the management team and implemented strategies to achieve safe, productive, profitable and environmentally responsible results.

        Noranda and Century completed the acquisition of Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana, and Kaiser's related bauxite assets in Jamaica in October 2004.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 19 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's web site can be found at www.noranda.com.

[Century Aluminum boiler]

CONTACT:
Noranda Inc.	[Century Aluminum]
Denis Couture	[TBD]
Vice-President, Investor Relations, Communications and Public Affairs (416) 982-7020 denis.couture@toronto.norfalc.com www.noranda.com

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  Exhibit 99.2